UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of June 2011

Hellenic Telecommunications Organization S.A.

 (Translation of registrant's name into English)

99 Kifissias Avenue

GR 15181 Amaroussion

Athens, Greece

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐      No  ☒

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

   ANNOUNCEMENT

DIVIDEND PAYMENT INFORMATION

Athens, June 24, 2011 – The Board of Directors of OTE SA informs its shareholders that, pursuant to the decision of the company’s Ordinary General Meeting of Shareholders of June 23rd, 2011, the dividend for fiscal year 2010 amounts to €57,788,730.86 or €0.1179 per share. The said dividend is subject to a 21% withholding tax, in accordance with the applicable tax law provisions. Therefore shareholders will receive as dividend the net amount of €0.093141 per share.

From Tuesday, June 28, 2011 the company’s shares will be traded without the 2010 dividend right. Beneficiaries to the said dividend are the registered Shareholders in the Dematerialized Securities System (managed by the Hellenic Exchanges S.A.) on June 30, 2011 (Record Date). Dividend payment will start on Wednesday, July 6, 2011.

The payment of the dividend will be conducted by ALPHA ΒΑΝΚ, through:

1. The operators of the Dematerialized Securities System and according to the distribution process, as defined in section 4.1.3.4 of the Athens Stock Exchange regulation and section 39 of the Dematerialized Securities System’s regulation.

2. The retail shops network of ALPHA ΒΑΝΚ for the Shareholders that have asked for the exclusion of their operator in the Dematerialized Securities System or for the Shareholders whose shares are kept in the Special Account of the Hellenic Exchanges.

3. The retail shops of ALPHA ΒΑΝΚ from 13/07/2011 for the Shareholders that cannot receive the dividend through their operators, for various reasons.

The dividend payment, in the cases 2 and 3, will be executed through the submission of the Identity Card of the Shareholder, while the payment to a third person can only be done through the presentation of an authorization, which shall include the full details of the Shareholder as well as of the authorized person (full name, father’s name, Identity number & VAT) and will be certified for the original signature by the Police or another Public Authority. For any further Information, the Shareholders may contact the Shareholders Service and Registry Department, tel.: 800 11 30003 (toll free) or +30 210 3243520, 210 3243638, 210 3243523, 210 6332336, 210 6332342, e-mail: metoxologio@ote.gr. The dividends that will not be collected within 5 years are turned over to the Hellenic State.

About OTE

OTE Group is Greece's leading telecommunications organization and one of the pre-eminent players in Southeastern Europe, providing top-quality products and services to its customers.

Apart from serving as a full service telecommunications group in the Greek telecoms market, OTE Group has also expanded during the last decade its geographical footprint throughout South East Europe, acquiring stakes in the incumbent telecommunications companies of Romania and Serbia, and establishing mobile operations in Albania, Bulgaria and Romania. At present, companies in which OTE Group has an equity interest employ about 32,000 people in four countries, and our portfolio of solutions ranges from fixed and mobile telephony to Internet applications, satellite, maritime communications and consultancy services.

Listed on the Athens Stock Exchange, the company trades under the ticker HTO. Following OTE’s delisting from NYSE, OTE ADSs (American Depositary Shares) trade in the OTC (Over The Counter) market under the ticker HLTOY. OTE continues to report to SEC.

Additional Information is also available on http://www.ote.gr.

Contacts:

OTE:

Dimitris Tzelepis - Head of Investor Relations

Tel: +30 210 611 1574, Email: dtzelepis@ote.gr

Maria Kountouri - Assistant to the Head of Investor Relations

Tel: +30 210 611 5381, Email: mkountouri@ote.gr

Kostas Maselis-Senior Financial Analyst, Investor Relations

Tel: + 30 210 611 7593, Email: kmaselis@ote.gr

Christina Hadjigeorgiou - Financial Analyst, Investor Relations

Tel: +30 210 611 1428, Email: cchatzigeo@ote.gr

Daria Kozanoglou - Senior Communications & Regulatory Affairs Officer,

Investor Relations

Tel: +30 210 611 1121, Email: nkozanoglou@ote.gr

Eftychia Tourna - Communications & Regulatory Affairs Officer, Investor Relations

Tel: +30 210 611 7236, Email: etourna@ote.gr

Eleni Agoglossaki- Communications & Regulatory Affairs Officer, Investor Relations

                         Tel: +30 210 611 7880, Email: eagoglossak@ote.gr

Forward-looking statement

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2010 filed with the SEC on June 17, 2011. OTE assumes no obligation to update information in this release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hellenic Telecommunications Organization S.A.

Date: June 24, 2011

By :/s/ Kevin Copp

 Name: Kevin Copp

 Title: OTE GROUP CHIEF FINANCIAL OFFICER